EXHIBIT 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK
The following description of the Common Stock of GNC Holdings, Inc. (the “Company” or “GNC”) and our Class A Convertible Preferred Stock, which is convertible into our Common Stock, is based upon relevant provisions of the Company’s amended and restated certificate of incorporation, as amended (“Restated Certificate of Incorporation”), the Company’s Sixth Amended and Restated Bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Restated Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Restated Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit 4.3 is a part.
Authorized Capital Stock
The Company’s authorized capital stock consists of (i) 300,000,000 shares of Class A common stock, par value $0.001 per share, (ii) 30,000,000 shares of Class B common stock, par value $0.001 per share, and (iii) 60,000,000 shares of preferred stock, par value $0.001 per share, of which the Company has authorized 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, and with an initial stated value equal to $1,000.00 per share. No shares of Class B common stock are outstanding, and we currently do not anticipate issuing any shares of Class B common stock for the foreseeable future.
Class A Common Stock
Company Class A Common Stock Outstanding. The outstanding shares of the Company’s Class A common stock (the “Common Stock”) are duly authorized, validly issued, fully paid and nonassessable. The Company’s common stock is listed and principally traded on the New York Stock Exchange under the ticker symbol “GNC.”
Voting Rights. Each holder of shares of the Company’s common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.
Dividend Rights. Subject to the preferential dividend rights granted to the holders of any shares of the Company’s preferred stock that may at the time be outstanding, holders of the Company’s common stock are entitled to receive dividends as may be declared from time to time by the Company’s board of directors out of funds legally available therefor. We suspended payment of a quarterly dividend in February 2017, and do not anticipate paying any cash dividends in the foreseeable future.
Rights upon Liquidation. Holders of the Company’s Common Stock are entitled to share pro rata, upon any liquidation or dissolution of GNC, in all remaining assets available for distribution to stockholders after payment or providing for the Company’s liabilities and the liquidation preference of any outstanding preferred stock.
Other Matters. The holders of our Common Stock have no subscription, redemption or preemptive rights, and the rights, preferences and privileges of the holders of our Common Stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.
Transfer Agent and Registrar. American Stock Transfer & Trust Company, LLC is the current transfer agent and registrar for the Company’s capital stock.
Preferred Stock
The Company’s board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 60,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Other than the issuance of Series A Convertible Preferred Stock discussed below, we currently do not anticipate issuing any shares of preferred stock for the foreseeable future.
Series A Convertible Preferred Stock
On November 8, 2018, the Company filed a Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock with the Secretary of State of the State of Delaware, establishing the rights, preferences, restrictions and other matters relating to the Series A Convertible Preferred Stock (the “Convertible Preferred Stock”), which is convertible into our Common Stock, as follows:
Voting Rights. Holders of our Common Stock and Convertible Preferred Stock vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may otherwise be required by Delaware Law or the terms of our Restated Certificate of Incorporation, as amended. Each share of our Convertible Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock that such Preferred Stock may convert into as of the record date, calculated by dividing (i) the applicable liquidation preference, which currently is $1,000.00 per share, by $5.35 per share, and disregarding any fractional shares into which such aggregate number is convertible.
Dividends. Holders of shares of Convertible Preferred Stock are entitled to receive cumulative preferential dividends, payable quarterly in arrears, at an annual rate of 6.5% of the stated value of $1,000 per share, subject to increase in connection with the payment of dividends in kind. Dividends are payable, at the Company's option, in cash from legally available funds or in kind by issuing additional shares of Convertible Preferred Stock with such stated value equal to the amount of payment being made or by increasing the stated value of the outstanding Convertible Preferred Stock by the amount per share of the dividend or in a combination thereof.
Conversion. The Convertible Preferred Stock is convertible, at any time and from time to time from and after the original issue date, into shares of the Common Stock of the Company at an initial conversion price of $5.35 per share, subject to customary antidilution adjustments.
Rights upon Liquidation. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Holders of the then outstanding Convertible Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company available for distribution to its stockholders, before any payment shall be made to the holders of the Common Stock, an amount in cash equal to the greater of (a) the aggregate stated value of such share (initially $1,000.00) plus any accumulated and unpaid dividends on such share of Convertible Preferred Stock as of such date and (b) the per share amount of all cash, securities or other property (such securities or other property having a value equal to its fair market value as reasonably determined by the Board of Directors) to be distributed in respect of the Common Stock such Holder would have been entitled to receive had it converted such Convertible Preferred Stock immediately prior to the date fixed for such liquidation, dissolution or winding up of the Corporation.
Redemption. On any date following the fourth (4th) anniversary of the original issue date, upon the occurrence of the Corporation Redemption Condition discussed below, the Corporation may redeem all or any portion of the outstanding Convertible Preferred Stock in accordance with the procedures set forth in the Restated Certificate of Incorporation. A Corporation Redemption Condition is satisfied where that the last reported sale price per share of Company Common Stock equals or exceeds 130% of the conversion price for each of at least twenty (20) consecutive Trading Days in any thirty (30) consecutive Trading Day period ending on the date of the applicable notice of redemption. Any corporation redemption shall be applied ratably to all of the holders of Convertible Preferred in proportion to the number of shares of Convertible Preferred Stock held by each holder as of the date of the corporation redemption notice. Holders of Convertible Preferred Stock also have redemption rights upon the occurrence of a fundamental change, as defined in the Restated Charter.
Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws
We are subject to Section 203 of the Delaware General Corporation Law (the "DGCL"), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.
Certain other provisions of our Restated Certificate of Incorporation and Bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long-term value of our stock or that may be otherwise unfair to our stockholders. For example, our Restated Certificate of Incorporation and Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors; limit consideration by stockholders at annual meetings to only those proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered to our secretary timely written notice, in proper form, of the stockholder's intention to bring such business before the meeting; authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive; and do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.
Our board of directors, by affirmative vote of at least a majority of the entire Board, also has the power to alter, amend or repeal our amended and restated bylaws without stockholder approval.
Stockholder Proposals. Our amended and restated bylaws provide for an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered to our secretary timely written notice, in proper form, of the stockholder's intention to bring such business before the meeting. Although neither our Restated Certificate of Incorporation nor our Bylaws give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals about other business to be conducted at a special or annual meeting, our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
Indemnification of Directors and Officers and Limitation of Liability
Delaware Law. Section 145 of the DGCL authorizes a corporation's board of directors to indemnify its directors and officers in terms broad enough to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses occurred) arising under the Securities Act. As described below, we indemnify our directors, officers and other employees to the fullest extent permitted by the DGCL.
Restated Certificate of Incorporation and Bylaws. Our Bylaws require us to indemnify our directors, officers and employees and other persons serving at our request as a director, officer, employee or agent of another entity to the fullest extent permitted by the DGCL. We are required to advance expenses, as incurred, to a covered person in connection with defending a legal proceeding upon receiving an undertaking by or on behalf of such person to repay all such amounts if it is determined that he or she is not entitled to be indemnified by us.
Our Restated Certificate of Incorporation and Bylaws eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.
Indemnification Agreements. We have executed indemnification agreements with each of our directors and each of our officers in the position of Senior Vice President or above. These agreements provide indemnification to our directors and senior officers under certain circumstances for acts or omissions which may not be covered by directors' and officers' liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.
Insurance Policies. We maintain an insurance policy covering our directors and officers with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.